

CROWDFUNDING OFFERING STATEMENT

April 2017



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Peli Peli Austin, LLC

This Offering Statement (this "**Disclosure**") is furnished solely to prospective investors through the crowdfunding portal available at www.nextseed.com and each subdomain thereof (the "**Portal**") and operated by NextSeed US LLC, a Delaware limited liability company ("**NextSeed**"), for the sole purpose of evaluating investments in certain securities ("**Securities**") offered by Peli Peli Austin, LLC, a Texas limited liability company (**"Peli Peli Austin"** or the "**Issuer**"). The Securities will be issued pursuant to, and will be governed by, a note purchase agreement among the Issuer and the purchasers of the Securities (the "**NPA**"). The Issuer is seeking to raise a minimum of $300,000 and maximum of $1,000,000 through the offer and sale of Securities on the Portal (the "**Offering**") in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**").

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Prospective investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the terms of the NPA.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure. To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Portal, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) execute the NPA. The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

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TABLE OF CONTENTS

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I. SUMMARY OF OFFERING

SUMMARY OF TERMS

The following is a summary of the terms of the Offering. This summary does not purport to be complete and is qualified in its entirety by reference to the remainder of this Disclosure and the Note Purchase Agreement ("NPA").

The Securities being offered for sale by the Issuer on the Portal are governed by the NPA. Each NPA is an agreement between an investor and the Issuer, under which the investor agrees to invest in the Issuer pursuant to the specified terms therein. By investing in the Securities, **investors do not receive any equity interests in the Issuer and do not have any voting or management rights with respect to the Issuer.** Payments to investors will commence following the first full month after Closing.

Issuer	
Offering Amount	Minimum of $300,000 and maximum of $1,000,000
Offering Period	Until 11:59 PM of July 28, 2017
Minimum Investment	$100
Closing and Escrow Process	48 hours before the end of the Offering Period, investors that have signed the NPA will contribute their committed investment amounts into the designated escrow account for the Offering (instructions are available on the Portal during the investment process). Once the Offering Amount has been raised and the Offering Period has ended, the committed investment amounts will be released from escrow upon the Issuer's satisfaction of the conditions set forth in the NPA**[, which includes providing NextSeed with sufficient evidence of all sources of capital for the project as described in this Disclosure,]** and the Offering will be deemed to have successfully closed (the "**Closing**") and the NPA and the applicable Note will be posted to the respective investors' page on the Portal. If the Offering Amount is not raised by the end of the Offering Period, all committed funds will be returned to the investors.
Cancellation of Investment Commitment	Investors may cancel an investment commitment until 48 hours prior to the end of the Offering Period identified in this Disclosure.
	NextSeed will notify investors if the target Offering Amount has been met.
	If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the Offering Period, the funds will be released to the Issuer upon the Closing and the investor will receive Securities in exchange for his or her investment.

	If there are any material changes to the Offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be cancelled and the committed funds will be returned.
Revenue Sharing Percentage	If the Offering Amount is less than $500,000, 3.0% of each month's gross revenue
	If the Offering Amount is equal to or greater than $500,000 and less than $750,000, 4.5% of each month's gross revenue
	If the Offering Amount is equal to or greater than $750,000, 6.0% of each month's gross revenue
Investment Multiple	1.5x
	Investors will each receive in the aggregate 1.5x their original investments, as a result of being paid their proportionate shares of the Issuer's gross revenue on a monthly basis.
Payment	**The Issuer will make monthly payments based on the relevant revenue sharing percentage**.
Maturity	If the investors have not been paid in full within 60 months after the Closing (commencing with the first full month after the Closing), the Issuer is required to promptly pay the entire outstanding balance to the investors.
Assignment	The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor"; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to

[1] The term "accred ted nvestor" means any person who comes w th n any of the categor es set forth n Ru e 501(a) of Regu at on D, or who the se er reasonab y be eves comes w th n any of such categor es, at the t me of the sa e of the secur t es to that person

The term "member of the fam y of the purchaser or the equ va ent" nc udes a ch d, stepch d, grandch d, parent, stepparent, grandparent, spouse or spousa equ va ent, s b ng, mother n aw, father n aw, son n aw, daughter n aw, brother n aw, or s ster n aw of the purchaser, and nc udes adopt ve re at onsh ps The term "spousa equ va ent" means a cohab tant occupy ng a re at onsh p genera y equ va ent to that of a spouse

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON NEXTSEED ONLY. DO NOT COPY OR DISTRIBUTE.

	sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent in accordance with the NPA.
Escrow Agent / Paying Agent	**GoldStar Trust Company, a trust only branch of Happy State Bank.**
NextSeed Fee	There are no fees to open an investment account on the Portal or to make an investment in Securities. For each payment made by the Issuer, NextSeed will deduct a service fee in an amount equal to 1.0% of such payment to cover transaction and administrative costs.
Security Interest	The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors to secure the Issuer's obligations under the NPA and the Notes. In the event that the Issuer obtains a bank loan, the security interested granted herein will be junior to the security interest of the bank loan.
Tax Considerations	The Issuer intends to treat the Securities as contingent debt instruments for U.S. federal income tax purposes. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis. See Section VII for more details.
Modification of Terms	Investors may not modify the terms of the investment set forth in the NPA.
Governing Law	Each NPA and Note will be governed by the laws of the State of Texas.

The Issuer certifies that all of the following statements are true for the Issuer:

- It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- It is not an investment company as defined in the Investment Company Act of 1940 or exempt from such definition under Section 3(b) or Section 3(c) thereof.
- It is not disqualifed from relying on the Section 4(a)(6) Exemption under Rule 503(a) of Regulation Crowdfunding.
- It and its predecessors have not previously failed to comply with any ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.
  It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

II. DESCRIPTION OF BUSINESS CAPITALIZATION

OVERVIEW

The total budget to build out Peli Peli Austin is projected to be $2,198,000. The Issuer is seeking to raise $300,000 to $1,000,000 through this Offering. The Issuer plans to fund the rest through equity contributions from Peli Peli Holdings, LLC, the sole member of the Issuer, and/or additional debt through a bank loan.

Note that Peli Peli Holdings, LLC holds 100% of the membership interests in the Issuer, which are distinct from the Securities offered to investors through the Offering. For the avoidance of doubt, holders of the Securities will have priority in payment over the sole member of the Issuer.

MATERIAL TERMS OF ANY INDEBTEDNESS:

Issuer has no other debt obligations at the launch of this Offering. However, the Issuer is seeking potential bank loan options. In the event that the Issuer obtains additional financing through a bank loan, the lien granted to secure the Issuer's obligations under the NPA and the Notes may be subordinate to lien granted in favor of the bank loan.

III.   KEY PERSONS

OVERVIEW

The Issuer is currently managed by its initial manager and Chief Executive Officer, **Aiki Cong "Michael" Tran**. After graduating from the University of Texas at Austin, Michael has operated successful restaurant technology, construction and infrastructure businesses in the Houston area for over 15 years. His last business, Transtar Point of Sale, served over 400 restaurant systems, including Popeye's, Fuddruckers, Church's Chicken, and Bahama Bucks. Michael has been leading the Peli Peli Group for the last 8 years.

Paul Friedman is the Executive Chef of Peli Peli. Chef Paul has over 35 years of experience in the restaurant industry, having owned and operated successful restaurant concepts in South Africa and Germany. Chef Paul's menu features authentic South African cuisine along with steak, chicken and seafood favorites that are prepared in his distinctive South African fusion style. He was awarded the People's Choice Winner in the 2014 Gumbo Smackdown and the Classic Division Winner in the 30th Annual Caesar Salad Competition. In 2013, his South African cuisine put him at the top at Houston's Wine & Food Week competition where he took home the coveted Waterford Crystal "Chef of Chefs" Award.

Thomas Nguyen heads up communication, community outreach, and marketing initiatives for Peli Peli. Thomas completed his law degree at the University of Texas at Austin and started his career as a litigation attorney. Dissatisfied with the path he was on, he left his legal career behind to pursue his passion in business and marketing.

In 2015, he was named one of Houston Business Journal's "40 Under 40" for his achievements in philanthropy and brand development. He received the Entrepreneur of the Year award from the Houston Asian Chamber of Commerce in 2016. He was also a 2016 finalist for the Ernst & Young Entrepreneur of the Year for the Gulf Coast Area.

Thomas founded the Omega Phi Gamma fraternity at UT Austin, the largest Asian interest fraternity in Texas. In 2016, the organization created the Omega Phi Gamma Endowed Scholarship, a scholarship at UT, aimed towards helping an incoming student with the greatest financial need, regardless of ethnicity or nationality.

IV.   USE OF PROCEEDS

	If Target Offering Amount Raised	If Maximum Offering Amount Raised
Total Proceeds	$300,000	$1,000,000
Less: Offering Expenses[2]	Up to $21,000	Up to $70,000
Net Proceeds	$279,000	$930,000

Use of Proceeds
100% of the funding proceeds from NextSeed will be used towards the buildout of Peli Peli Austin and the purchase of equipment, furniture and supplies. Any additional proceeds will be put towards working capital.

Key Persons' Commitment
The total budget to build out Peli Peli Austin is $2,198,000. The Issuer is seeking to raise $300,000 to $1,000,000 through this Offering. The Issuer plans to fund the rest through equity contributions from its sole member and/or additional debt through a bank loan. If the Issuer is able to complete a successful Offering, the key officers of the Issuer have committed to provide or arrange for sufficient financing for the Issuer to cover the remaining balance of the project cost.

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[2] NextSeed charges 7% of the tota offer ng amount as compensat on for ts serv ces prov ded n connect on w th the Offer ng; prov ded that NextSeed w   on y charge 5% of the amount ra sed from nvestors that were ntroduced to the NextSeed webs te by the ssuer

V.   FINANCIAL STATEMENTS

CURRENT FINANCIAL STATEMENTS (UNAUDITED)

Because the Issuer was formed recently (March 2017), the Issuer's current financial statements only reflect the startup costs incurred thus far. Please see Appendix A for the financial statements as well as the full review report by the Issuer's accountant.

PRO FORMA FINANCIAL STATEMENT

To illustrate the earning potential of Peli Peli, the Issuer is providing a summary of its 5-year financial forecast. The forecast has been developed by the Issuer using reasonable best efforts based on local operating statistics of comparable companies in the food and beverage services sector, as well as the extensive working knowledge of the officers through operating other businesses around Austin, Texas. The key revenue drivers and other operating assumptions have been benchmarked against local industry standards and reflect the ongoing growth prospect and cost of doing business in Austin, TX.

	Year 1		Year 2		Year 3		Year 4		Year 5	
Sales										
Food	$ 4,216,095	83.9%	$ 4,300,417	83.9%	4,343,421	83.9%	$ 4,386,855	83.9%	$ 4,430,724	83.9%
Beverage	810,518	16.1%	826,728	16.1%	834,995	16.1%	843,345	16.1%	851,779	16.1%
TOTAL SALES	5,026,613	100.0%	5,127,145	100.0%	5,178,416	100.0%	5,230,200	100.0%	5,282,502	100.0%
Cost of Sales										
Food	1,264,829	30.0%	1,290,125	30.0%	1,303,026	30.0%	1,316,057	30.0%	1,329,217	30.0%
Beverage	210,855	26.0%	231,484	28.0%	233,799	28.0%	236,137	28.0%	238,498	28.0%
TOTAL COST OF SALES	1,475,684	29.4%	1,521,609	29.7%	1,536,825	29.7%	1,552,193	29.7%	1,567,715	29.7%
Gross Profit	3,550,929	70.6%	3,605,536	70.3%	3,641,591	70.3%	3,678,007	70.3%	3,714,787	70.3%
Payroll										
Salaries & Wages	1,404,340	27.9%	1,432,427	27.9%	1,461,075	28.2%	1,490,297	28.5%	1,520,103	28.8%
Employee Benefits	263,163	5.2%	263,294	5.1%	263,426	5.1%	263,558	5.0%	263,690	5.0%
TOTAL PAYROLL	1,667,503	33.2%	1,695,721	33.1%	1,724,501	33.3%	1,753,855	33.5%	1,783,792	33.8%
PRIME COST	3,143,186	62.5%	3,217,330	62.8%	3,261,326	63.0%	3,306,048	63.2%	3,351,508	63.4%
Other Controllable Expenses										
Direct Operating Expenses	218,400	4.3%	220,584	4.3%	222,790	4.3%	225,018	4.3%	227,268	4.3%
Music & Entertainment	1,800	0.0%	1,818	0.0%	1,836	0.0%	1,855	0.0%	1,873	0.0%
Marketing	54,000	1.1%	54,540	1.1%	55,085	1.1%	55,636	1.1%	56,193	1.1%
Utilities	72,000	1.4%	72,720	1.4%	73,447	1.4%	74,182	1.4%	74,923	1.4%
General & Administrative Expenses	346,558	6.9%	350,024	6.8%	353,524	6.8%	357,059	6.8%	360,630	6.8%
Repairs & Maintenance	21,600	0.4%	21,816	0.4%	22,034	0.4%	22,255	0.4%	22,477	0.4%
TOTAL OTHER CONTROLLABLE EXP.	714,358	14.2%	721,502	14.1%	728,717	14.1%	736,004	14.1%	743,364	14.1%
CONTROLLABLE PROFIT	1,169,068	23.3%	1,188,313	23.2%	1,188,373	22.9%	1,188,149	22.7%	1,187,631	22.5%
Occupancy Costs & Depreciation										
Occupancy Costs	324,289	6.5%	327,531	6.4%	330,807	6.4%	334,115	6.4%	337,456	6.4%
Depreciation & Amortization	133,630	2.7%	133,630	2.6%	133,630	2.6%	133,630	2.6%	133,630	2.5%
Other (Income) Expenses										
Other (Income)	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%
Interest Expense	122,409	2.4%	112,831	2.2%	102,611	2.0%	91,707	1.8%	80,072	1.5%
Other Expense	0	0.0%	0	0.0%	0	0.0%	0	0.0%	0	0.0%
NET INCOME BEFORE INCOME TAXES	$ 588,741	11.7%	$ 614,321	12.0%	$ 621,326	12.0%	$ 628,698	12.0%	$ 636,473	12.0%
ADD BACK:										
Depreciation & Amortization	133,630	2.7%	133,630	2.6%	133,630	2.6%	133,630	2.6%	133,630	2.5%
DEDUCT:										
Loan Principal Payments	(143,021)	(2.8%)	(152,599)	(3.0%)	(162,819)	(3.1%)	(173,723)	(3.3%)	(185,358)	(3.5%)
CASH FLOW BEFORE INCOME TAXES	$ 579,350	11.5%	$ 595,352	11.6%	$ 592,137	11.4%	$ 588,604	11.3%	$ 584,745	11.1%
NextSeed Revenue Sharing Loan Repayment	301,597		307,629		310,705		313,812		266,258	

(1 Assumes a NextSeed offering of $1,000,000. If the final offering size is less than $1,000,000, the total payments are expected to be paid sooner.

VI.   RISK FACTORS

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. This list of potential risks is not intended to be inclusive.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

RISKS RELATING TO THE ISSUER'S BUSINESS

Administrative Risks

Any operational growth experienced by the Issuer will place additional demands on the Issuer's administrative, management and financial resources. If the Issuer's management does not effectively manage growth, the Issuer's operations and financial condition may be negatively impacted. The timing and extent of future growth depends, in part, on the ability to continue increasing our customer base, as well as retaining existing customers.

Competition Risks

The market for restaurants is competitive and the Issuer must compete with other established restaurants. The Issuer competes with these other businesses on the basis of taste, quality and price of product offered, customer service, atmosphere, location and overall customer experience. Peli Peli will be the only South African restaurant in the Austin area, but the entrance of new competitors into the Issuer's markets could reduce revenue and operating margins. Some competitors may have greater financial and other resources. The Issuer's success depends, in part, upon the popularity of their establishment and the customer's experience. Any inability to compete successfully with other restaurants, shifts in consumer preferences away from South African cuisine or the Issuer's inability to develop new products or services that appeal to consumers may negatively affect revenues.

Business Risks

The Issuer's success depends, in part, upon the popularity of their products and the customer's experience. Shifts in consumer preferences away from the Issuer's business, the Issuer's inability to develop new items that appeal to consumers, or changes in the menu that eliminate items popular with some consumers could negatively impact revenues. If the Issuer overestimates the demand for its business or underestimates the popularity of competing restaurants, bars or, the Issuer may not fully realize its anticipated revenue. The Issuer's business, financial condition and results of operations depends in part on the Issuer's ability to anticipate, identify and respond to changing consumer

preferences. Any failure by the Issuer to anticipate and respond to changing guest preferences could make the Issuer's business less appealing and adversely affect business.

Reputational Risks

Adverse publicity concerning the quality of the food and the business could damage the Issuer's brand and negatively affect the future success of the business. This can take different forms, such as word-of-mouth criticisms, web blogs, social media websites, and other Internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. There is significant opportunity for dissemination of information, including inaccurate information. Information about the Issuer's business may be posted on such platforms at any time, and may be adverse or inaccurate, either of which may harm the business and the Issuer's financial performance. The harm may be immediate without affording the Issuer an opportunity for redress or correction.

Personnel Risks

The success of the business is heavily dependent on the judgment and ability of the Partners of the Issuer. If they are unable to attend to the business for health or personal reasons for an extended period of time, the business may suffer. If members of the Issuer's leadership team or other key management personnel leave, the Issuer may have difficulty replacing them, and the business may suffer. There can be no assurance that the Issuer will be able to successfully attract and retain the leadership team and other key management personnel needed.

Labor Supply Risks

A primary component of the Issuer's operations is labor. The Issuer competes with other employers in the market for hourly workers and may be subject to higher labor costs as a result of such competition. The Issuer devotes significant resources to recruiting and training team members, as its success depends, in part, upon its ability to attract, motivate and retain qualified employees, including restaurant managers and chefs. If the Issuer is unable to recruit and retain sufficiently qualified personnel, the business and its growth could be adversely affected. Any material increases in employee turnover rates or any employee dissatisfaction could have a material adverse effect on the Issuer's business and results of operations. The Issuer may sustain an increase in operating costs if it pays increased compensation or benefits to its employees. The Issuer must follow various federal and state labor laws, including but not limited to employee classifications as exempt or non-exempt, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. The Issuer may be adversely affected by legal or governmental proceedings brought by or on behalf of its employees or guests. Although the Issuer requires all workers to provide government-specified documentation evidencing employment eligibility, some employees may, without the Issuer's knowledge, be unauthorized workers. If any of the Issuer's workers are found to be unauthorized, the Issuer may experience adverse publicity that negatively impacts their ability to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized employees may disrupt the Issuer's operations, cause temporary increases in labor costs as new employees are trained and result in additional negative publicity. The Issuer could also become subject to fines, penalties and other costs related to claims that the Issuer did not fully comply with all record-keeping obligations of federal and state immigration

compliance laws. These factors may have a material adverse effect on the Issuer's business, financial condition and results of operations.

Market Conditions

The Issuer's success depends to a significant degree on numerous factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income and consumer confidence. The Issuer will cater to both business and social guests. Accordingly, cost-conscious consumers may reduce their level of discretionary spending during economic turmoil or periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on our revenue, results of operations, business and financial condition. The Issuer's sales are also dependent on foot traffic and sales in a specific location. If the foot traffic in the area declines, or the Issuer is forced to move its operations to a different location, revenues may be negatively impacted. The Issuer's success also depends on the popularity of our menu offerings and the overall dining experience provided to guests. Any shift in consumer preferences away from the Issuer's business concept could negatively affect financial performance.

Supply and Delivery Cost Risks

Supplies and prices of the various products used in the goods that the Issuer offers can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics and economics in the producing regions. These factors may subject the Issuer to shortages or interruptions in product supplies, which could adversely affect revenue and product. The Issuer does not have control over the businesses of its vendors, suppliers and distributors, and its efforts to specify and monitor the standards under which they perform may not be successful. Higher diesel and gasoline prices may affect supply or transportation costs and may affect the Issuer's profitability. If the Issuer has long-term purchase commitments in excess of what the Issuer needs due to a decline in demand, this may also adversely affect profitability. Furthermore, certain food items are perishable, and the Issuer has limited control over whether those items will be delivered in an appropriate condition for use in its business. If any of the Issuer's vendors, suppliers or distributors are unable to fulfill their obligations to the Issuer's standards, or if a replacement provider cannot be found in the event of a supply or service disruption, the Issuer could encounter supply shortages and incur higher costs to secure adequate supplies, which could materially adversely affect the Issuer's business, financial condition and results of operation.

Operational Risks

The Issuer is leasing its business location and is subject to any penalties that may result from a violation of the lease terms, such as early lease cancellation. The current location of the store may become unattractive as demographic patterns change. The Issuer may fail to negotiate renewals of the lease, either on commercially acceptable terms or at all, which could require the Issuer to close a store in a desirable location.

The Issuer's business operations require processing and/or maintaining certain personal, business and financial information about customers, vendors and employees. The use of such information by the Issuer is regulated by federal and state laws, as well as certain third party agreements. If the Issuer's security and information systems are compromised or if employees fail to comply with the applicable laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect the Issuer's reputation and result in litigation and settlement costs, damage

awards or penalties and fines. As privacy and information security law and regulations change, the Issuer may incur additional costs to ensure compliance.

Development Risk

The Issuer's dependence on development exposes the Issuer to timing, budgeting and other risks. New project development has a number of risks, including risks associated with:

- construction delays or cost overruns that may increase project costs;
- receipt of zoning, occupancy and other required governmental permits and authorizations;
- development costs incurred for projects that are not pursued to completion;
- so-called acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project;
- defects in design or construction that may result in additional costs to remedy or require all or a portion of a property to be closed during the period required to rectify the situation;
- ability to raise capital; and
- governmental restrictions on the nature or size of a project or timing of completion.

The Issuer cannot assure you that any development project will in fact be developed, and, if developed, the time period or the budget of such development may be greater than initially contemplated and the actual number of units or rooms constructed may be less than initially contemplated.

Financing Risks

The Issuer has not yet commenced operations and has not generated any revenue to date. In order to begin business operations, the Issuer will need to incur expenses related to the development of the planned service, expenses related to the acquisition of certain supplies, expenses related to the opening of the first planned location, and other start-up costs. Accordingly, if the Issuer does not obtain additional financing, including the financing sought in this offering, the business will likely fail.

Landlord Risks

The Issuer is planning to open in Austin area. There is no guarantee that this site will remain suitable, or that the business will be operated profitably. The Issuer depends on cash flow from operations to pay lease obligations and to fulfill other cash requirements. If the business does not generate sufficient cash flow and sufficient funds are not otherwise available to the Issuer from other sources, the Issuer may not be able to meet its lease obligations, grow the business, respond to competitive challenges or fund its other liquidity and capital needs, which would have a material adverse effect on the Issuer.

The Issuer expects to enter a long-term lease, which may be non-cancelable and usually has terms ranging from 10 to 20 years, with renewal options for terms ranging from five to 10 years. If the business closes or does not open, the Issuer would generally remain committed to perform its obligations under the applicable lease, which could include, among other things, payment of the base rent for the balance of the lease term. The obligation to continue making rental payments and fulfilling other lease obligations under the leases for a closed or unopened venue could have a material adverse effect on the business.

Negative effects on the Issuer's landlord due to any inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect the Issuer's business and results of operations. If the Issuer's landlord is unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants with the Issuer. If the landlord files for bankruptcy protection, the landlord may be able to reject the Issuer's lease in the bankruptcy proceedings. While the Issuer may have the option to retain its rights under the lease, the Issuer may not be able to compel the landlord to perform any of its obligations and would be left with damages as the sole recourse. In addition, if the landlord is unable to obtain sufficient credit to continue to properly manage its retail site, the Issuer may experience a drop in the level of quality of such retail center. The Issuer may be adversely affected by the negative financial situations of developers and landlords.

Industry Risks

The Issuer will face significant competition from other restaurants, bars and lounges, which could adversely affect business and financial performance. The Issuer will compete with other independently owned restaurants, bars and lounges, and chain restaurants, bars and lounges for guests, restaurant locations, experienced management and staff. The restaurant industry is characterized by the continual introduction of new concepts and is subject to rapidly changing consumer preferences, tastes and dining habits. The restaurant industry in Houston is highly competitive in terms of type and quality of food, quality of service, restaurant location, atmosphere and price.

Food Safety Risks

The Issuer considers food safety a top priority and dedicates substantial resources toward ensuring that customers enjoy high-quality, safe products. However, food tampering, employee hygiene and cleanliness failures or improper employee conduct at the Issuer's business could lead to product liability or other claims. Instances of food-borne illnesses, whether real or perceived, and whether at the Issuer's store or those of competitors, could harm customers and otherwise result in negative publicity about the Issuer or the products the Issuer serves, which could adversely affect revenue. If customers become ill from food-borne illnesses, the Issuer could be forced to temporarily close. In addition, the Issuer may have different or additional competitors for intended customers as a result of such changes and may not be able to compete successfully against those competitors. Food safety concerns may also adversely affect the price and availability of those affected ingredients and cause customers to shift their preferences. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a change in menu or customer experience or a temporary closure of the store, could materially and adversely impact the business's financial condition and results of operations.

Alcohol Sale Risks

The Issuer is subject to alcoholic beverage control regulations that govern various aspects of daily operations of the business, including the minimum age of guests and employees, hours of operation, advertising, wholesale purchasing and inventory control, handling and storage. Any failure by the Issuer to obtain and maintain, on a timely basis, liquor or other licenses, permits or approvals required to serve alcoholic beverages or food, as well as any associated negative publicity, could delay or prevent the opening of, or adversely impact the viability of, and could have an adverse effect on, the business and its operating and financial performance. Because of the many and various state and federal licensing and permitting requirements, there is a risk that one or more regulatory agencies could determine that the

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Issuer has not complied with applicable licensing or permitting regulations or have not maintained the approvals necessary to conduct business within its jurisdiction.

The Issuer is subject to state "dram shop" laws, which generally allow a person to sue the Issuer if that person was injured by an intoxicated person who was wrongfully served alcoholic beverages at the Issuer's. A judgment against the Issuer under a dram shop law could exceed the Issuer's liability insurance coverage policy limits and could result in substantial liability and materially adversely affect the Issuer's results of operations. The Issuer's inability to continue to obtain such insurance coverage at reasonable cost could also have a material adverse effect on operations. Regardless of the validity of the claims, the Issuer could be adversely affected by negative publicity resulting from such laws.

Alcohol Investment Risks

Alcohol beverage control regulations may limit an Investor's ability to hold interests in the Issuer. For example, Texas laws and regulations generally do not allow a person from holding financial interests in both manufacturers and distributors of alcoholic beverages and retailers of alcoholic beverages, and Texas Alcohol Beverage Commission may require disclosure of Investors' personal information to verify their eligibility to invest in the Issuer. In the event that Texas laws and regulations do not allow an Investor to hold the Securities, such Investor may be required to transfer its interests in the Securities to the Issuer as described in the NPA. If a number of Investors are ineligible to hold the Securities, it could materially adversely affect the Issuer's financial condition.

Required Nutritional Disclosure Risks

Government regulation and consumer eating habits may impact the Issuer's business as a result in changes in attitudes regarding diet and health or new information regarding the health effects of consuming the Issuer's menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of the Issuer's menu offerings, or laws and regulations requiring the Issuer to disclose the nutritional content of its food offerings. Compliance with current and future laws and regulations regarding the ingredients and nutritional content of the Issuer's menu items may be costly and time-consuming. Additionally, government authorities may increase regulations regarding trans-fats and sodium, which may require the Issuer to limit or eliminate trans-fat and sodium in the menu offerings, switch to higher cost ingredients or may hinder the Issuer's ability to operate. The Issuer cannot make any assurances regarding its ability to effectively respond to changes in consumer health perceptions or successfully implement the nutrient content disclosure requirements or menu-labeling laws, which could have an adverse effect on the Issuer's results of operations and financial position.

Legal Risks

Food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, health claims, allergens, illness, injury or other health concerns or operating issues stemming from one or more retail locations. Negative publicity about these allegations may negatively affect the Issuer, regardless of whether the allegations are true, by discouraging customers from patronizing the Issuer. The Issuer may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour claims. Due to the inherent uncertainties of litigation and regulatory proceedings, the Issuer cannot accurately predict the outcome of any such proceedings. An unfavorable

outcome could have a material adverse impact on the Issuer's business, financial condition and results of operations. Further, regardless of outcome, these proceedings could result in substantial costs and may require resources of the Issuer be used to defend any claims.

Information Technology Risks

The Issuer relies heavily on information systems, such as point-of-sale processing, for management of the Issuer's supply chain, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. The Issuer's ability to efficiently and effectively manage its business depends significantly on the reliability and capacity of these systems. The Issuer's operations depend on its ability to protect its computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding the Issuer's systems or a breach in security of these systems could result in delays in guest service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments.

Accounting Risks

Changes to existing accounting rules or regulations may impact the Issuer's future results of operations or cause the perception that the Issuer is more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For example, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements for the next few years. If adopted, such change would require the Issuer to record significant capital lease obligations on its balance sheet and make other changes to its financial statements. This and other future changes to accounting rules or regulations may impact the Issuer's future operating results.

Intellectual Property Risks

The Issuer's intellectual property is material to conducting business. The Issuer's success depends in part on furthering brand recognition using its trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including its name, logos and unique ambiance of its stores. The Issuer has taken efforts to protect its brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on the Issuer's intellectual property, the value of the store brand or consumer products brand may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that the Issuer will not encounter any material claims in the future. If this happens, it could harm the Issuer's image, brands or competitive position and cause the Issuer to incur significant penalties and costs.

Regulatory Risks

Products and services offered by the Issuer are subject to regulation. Regulatory action could substantially increase the Issuer's costs, damage reputation and materially affect operating results. The Issuer's increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations.

Regulations regarding climate change, energy usage and emissions controls may impact the Issuer directly through higher cost of goods. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and the Issuer cannot anticipate or predict the material adverse effects on the business as a result of climate change or climate change regulation. For instance, changes in the prevailing climates may result in a reduction in, or increased prices of available goods, which may adversely affect the Issuer's revenue and operating margins.

The Issuer is subject to various federal, state and local regulations, including regulations related to the preparation and sale of food and alcoholic beverages. The Issuer is also subject to the U.S. Fair Labor Standards Act, which governs such matters as working conditions, family leave mandates and other employment law matters. In recent years, there has been an increased legislative, regulatory and consumer focus on nutrition and advertising practices in the food industry. Compliance with additional regulations can become costly and affect the Issuer's operating results.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach would be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from raw material production, procurement and handling, to manufacturing, distribution and consumption of the finished product.

Tax Risks

The Issuer is subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although the Issuer believes its tax positions and estimates are reasonable, the Issuer could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions taken by the Issuer. If material, payment of such additional amounts could have a material impact on the Issuer's results of operations and financial position.

Risks from Work Stoppages, Terrorism or Natural Disasters

The Issuer's operations may be subject to disruption for a variety of reasons, including work stoppages, terrorism, acts of war, pandemics, fire, earthquake, flooding, tornadoes or other natural disasters. These disruptions can result in, among other things, lost sales due to the inability of customers, employees or suppliers to reach the store, property damage and lost sales if the Issuer is forced to close for an extended period of time.

RISKS RELATING TO THE SECURITIES

No Assurance of Investment Return

There can be no assurances that investors' investment objectives will be achieved or that the Issuer will be able to repay the amounts owed to investors under the Securities. Therefore, an investor should only invest in the Securities if the investor can withstand a total loss of its investment. In considering the performance information received from the Issuer, prospective investors should bear in mind that past, targeted or projected performance is not necessarily indicative of future results, and there can be no assurances that the targeted or projected returns will be achieved, or that the Issuer will achieve comparable results.

Limited Source of Repayment

The only source of financial return for investors before maturity is through payments as set forth in the NPA and the Notes and there is no guarantee of any investment return. The Securities are speculative investments inherently involving a degree of risk, meaning part or all of such investments may be lost. While the Issuer is providing a lien on its assets, there is no guarantee that it will have sufficient assets to make full payment to the investors, as the assets may decrease in value, lose their entire value over time or may fluctuate based on the performance of the underlying business. Neither the Issuer nor NextSeed guarantees payment or investor returns.

Risks Relating to Debt Financing

The Issuer's debt service obligations may adversely affect its cash flow. As a result of any future debt obligations, the Issuer may be subject to: (i) the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, (ii) restrictive covenants, including covenants relating to certain financial ratios, and (iii) interest rate risk. In addition, the Issuer is seeking potential bank loan options, which may be senior in priority to NextSeed Notes. In the event that the Issuer obtains additional financing through a bank loan, the lien granted to secure the Issuer's obligations under the NPA and the Notes may be subordinate to lien granted in favor of the bank loan. Although the Issuer anticipates that it will be able to repay or refinance any indebtedness when it matures, there can be no assurance that it will be able to do so or that the terms of such refinancing will be favorable. The Issuer's leverage may have important consequences including the following: (i) its ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be available on terms favorable to the Issuer and (ii) a substantial decrease in operating cash flow or a substantial increase in its expenses could make it difficult for the Issuer to meet its debt service requirements and restrictive covenants and force the Issuer to sell assets and/or modify its operations.

VII.   CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

LEGAL PROCEEDINGS

An affiliate of the Issuer, Peli Peli Vintage Park, LP ("PP Vintage") recently settled a lawsuit commenced in 2016 by early investors in PP Vintage. The suit relates to claims surrounding the transfer of a profits interest in PP Vintage in approximately November 2013 and related events, including PP Vintage's contractual buyout of that interest. The Issuer is not aware of any other material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

ELIGIBILITY UNDER RULE 503 OF REGULATION CROWDFUNDING

With respect to the Issuer, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer or managing member of any such solicitor:

(1) None of any such person has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security;

(ii) involving the making of any false filing with the SEC; or

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this Disclosure bars the person from:

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(A) association with an entity regulated by such commission, authority, agency or officer;

(B) engaging in the business of securities, insurance or banking; or

(C) engaging in savings association or credit union activities; or

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Disclosure.

(4) None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

(ii) places limitations on the activities, functions or operations of such person; or

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

(5) None of any such person has been subject to any order of the SEC entered within five years before the filing of this Disclosure that, at the time of the filing of this Disclosure, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

(ii) Section 5 of the Securities Act.

(6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

(7) None of any such person filed (as a registrant or Issuer), and none of any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United

States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

AFFILIATED PARTY TRANSACTIONS

The Issuer may enter into intercompany transactions with its affiliates to fund deposits and/or architecture fees in advance. Other than as disclosed herein, the Issuer or any entities controlled by or under common control with the issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

CERTAIN TAX CONSIDERATIONS

The Issuer intends to treat the Securities as contingent debt instruments for U.S. federal income tax purposes. The Issuer's good-faith determination that the Securities should be considered **[contingent]** debt instruments for U.S. federal income tax purposes is not intended to be, nor should be construed to be, legal or tax advice to any particular person. This consideration is not binding and therefore may be subject to review and challenge by the IRS. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the Securities based on their particular circumstances. Preparation and distribution of required tax documents to investors (e.g., Form 1099-INT) will be handled electronically at no additional cost on an annual basis.

OTHER MATTERS

NextSeed Assessment

Every offering on the Portal undergoes a standardized risk assessment by NextSeed that is applied on all businesses listing on NextSeed. The risk assessment is intended to first determine if a prospective issuer fits the business categories offered on NextSeed, based on the objective criteria established by NextSeed. If a good fit is found, NextSeed helps the Issuer determine the terms to offer to their prospective investors. When assessing the feasibility of a prospective offering, NextSeed typically considers the following key factors:

- **Historical Financial Performance** comparison of key financial ratios to industry standards to evaluate the prospective issuer's strengths and weaknesses

- **Projected Impact of Proposed Terms** analysis of proposed terms' potential impact on the prospective issuer's overall financial condition

- **Credit History Information** credit history of the prospective issuer, as well as personal credit histories of key personnel

- **Leadership Experience and Stability** the level of industry expertise and length of tenure of the prospective issuer's leadership

- **Industry Risk** overall success/failure rate in the relevant industry in which the prospective issuer operates, according to historical data

The final terms offered to prospective investors reflect NextSeed's and the Issuer's good-faith assessment, and are not a guarantee or guidance of performance of any kind. Investors should consider their own financial advisors for risk assessment and projected investment returns.

Payment Processing Operations

Collection and repayment of funds to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate repayment of all outstanding Securities, it may not be possible to service the existing Securities until completion.

Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities. In addition, while the effective interest rates that may be charged to the Issuer are intended to be compliant with state usury law requirements, if in the event that any lawsuit brought by any issuer on NextSeed results in the Securities being found to violate state usury laws, such Securities may lose certain value.

Limited Security and Enforcement Options

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors but the Securities are not insured by any third party or backed by any government authority in any way. NextSeed (and any designated third-party collection agency that may be appointed by NextSeed) may be limited in its ability to collect payments in the event the Issuer is unable or unwilling to comply with its payment obligations.

Requests for Additional Investor Information

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Portal in order for the Issuer or the Portal to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

Additional Issuer Information

Prior to the Closing, each prospective investor will be able to ask questions and receive answers concerning the Offering via the Portal. All communication with the Issuer regarding the Offering is required to take place on the Portal. No other person other than the Issuer has been authorized to give information or to make any representations concerning the Issuer or the Offering outside of this Disclosure, and if given or made, such other information or representations must not be relied upon as having been authorized by the Issuer.

This Disclosure is intended to present a general disclosure regarding the Issuer. Each prospective investor should thoroughly review the NPA, which specifies the terms of investment in the Securities.

ONGOING REPORTING

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be available on the issuer's website at: www.pelipeli.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

APPENDIX A

FINANCIAL STATEMENTS WITH REVIEW REPORT

PELI PELI AUSTIN, LLC

FINANCIAL STATEMENTS

December 31, 2016

Together with
Independent Accountants' Review Report

Peli Peli Austin, LLC
Index to Financial Statements
(Unaudited)

i



Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Management and Members
Peli Peli Austin, LLC
Austin, Texas

We have reviewed the accompanying financial statements of Peli Peli Austin, LLC, which comprise the balance sheet as of December 31, 2016 and the related statements of operations and members' deficit, and of cash flows the period from August 19, 2016 ("Inception") to December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Newport Beach, California
March 21, 2017

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 **P:** 949.200.3280 **F:** 949.200.3281 www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

PELI PELI AUSTIN, LLC
BALANCE SHEET
AS OF DECEMBER 31, 2016
(Unaudited)

		December 31, 2016
Assets		
Current assets		
Cash	$	-
Other current assets		25,315
Current assets		25,315
Deposit		30,836
Total assets		56,151
Liabilities and Members' Deficit:		
Accounts payable		24,000
Advances from related party		100,654
Current liabilities		124,654
Commitments and contingencies (Note 3)		-
Members' deficit		(68,503)
Total liabilities and members' deficit	$	56,151

See accompanying notes to the financial statements and independent accountants' review report.

PELI PELI AUSTIN, LLC
STATEMENT OF OPERATIONS AND MEMBERS' DEFICIT
FOR THE PERIOD FROM INCEPTION TO DECEMBER 31, 2016
(Unaudited)

	Period from Inception to December 31, 2016
Revenues	$ -
Operating expenses:	
General and administrative	68,503
Total operating expenses	68,503
Operating loss	(68,503)
Net loss	$ (68,503)
Members' equity beginning of period	-
Members' deficit end of period	$ (68,503)

See accompanying notes to the financial statements and independent accountants' review report.

3

PELI PELI AUSTIN, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM INCEPTION TO DECEMBER 31, 2016
(Unaudited)

	Period from Inception to December 31, 2016
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (68,503)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Other current assets	(25,315)
Accounts payable	24,000
Net cash used in operating activities	(69,818)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Deposit	(30,836)
Net cash used in investing activities	(30,836)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Advances from related party	100,654
Net cash provided by financing activities	100,654
Increase in cash and cash equivalents	-
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ -
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -

See accompanying notes to the financial statements and independent accountants' review report.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Peli Peli Austin, LLC (the "Company") is a Texas limited liability company formed on August 19, 2016. The Company is a wholly owned subsidiary of Peli Peli Holdings, LLC (the "Parent"). The Company's headquarters are located in Katy, Texas. The financial statements of Peli Peli Austin, LLC (which may be referred to as the "Company", "we," "us," or "our") included herein are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company is in the process of developing an Austin location of the Peli Peli brand. Peli Peli's Austin location will be a full service South African Fusion theme destination restaurant featuring authentic South African delicacies and flavors similar to its two other sister restaurants.

Management Plans
To date we have relied on our related party entities to fund pre-operating expenses. We will incur significant additional pre-opening costs for the build-out of the restaurant concept, as well as working capital during initial months of operations. During the next 12 months, the Company intends to fund its operations with funding from our Regulation Crowdfunding campaign, a bank loan, and additional advances from related parties. Accordingly, based on anticipated future expenditures, access to funding from related party entities and financing connections established during the development of our two sister restaurants, we believe the Company will have sufficient capital to meet its obligations for the next 12 months.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

See the accompanying independent accountants' review report.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016. Fair values for these items were assumed to approximate carrying values because of their short term nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policy changes, changes to minim wages and employee benefit requirements, consumer tastes and trends, negative press, or competition from other restaurants. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the food and beverage sales when (a) pervasive evidence that an agreement exists (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured. In generally, revenue is recognized when food and beverages products are sold, net of discounts.

Income Taxes
The Company is a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay minimum state franchise taxes at reduced rates. The Company's tax returns are subject to tax examination by the Internal Revenue Service or state regulatory agencies since Inception.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Lease
In July 2017, prior to formal formation, the Company entered into a ten (10) year lease for the site of its proposed Austin restaurant. The lease commences on the earlier of when the Company opens the restaurant for business, or 150 days following the date on which the Company obtains the last of its required building permits, but in no event later than 210 days following the delivery date as defined by the lease agreement. The delivery date can be no earlier than November 1, 2016.   The leased space is 5,721 square feet and has escalating rent ranging from $38.00 - $49.58 per square foot over the term of the lease. The Company is also responsible for common area maintenance and required to provide prepaid rent of $25,315 and a deposit of $30,836. The landlord will provide tenant improvement allowances of up to $25.00 per square foot. The lease has two (2) five (5) year options with additional increases to rent and adjustments for market rates at the time of renewal as defined by the lease agreement. The lease commencement date has not yet started and accordingly, there are no minimum lease payments due. As of December 31, 2016, the Company provided a security deposit of $15,004 to the landlord.

See the accompanying independent accountants' review report.

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – MEMBERS' DEFICIT

The Parent is the manager; and may only be removed per the terms of the operating agreement. Under the terms of the operating agreement, a member may not dispose of all or any portion of its membership rights without consent of the manager, with exceptions as defined by the operating agreement. The other members shall have the preferential right to acquire the member interest of a member who is attempting to sell their interest for the same purchase price, and on the same terms and conditions as set forth by a disposition notice. Profits and losses of the Company shall be allocated to the Members based on their sharing ratios as defined by the operating agreement.

NOTE 5 – RELATED PARTY TRANSACTIONS

Because the Company is newly formed, one of the Company's related entities has advanced funds to the Company for working capital on an as needed basis. The advances are considered short term, due on demand and carry no interest.

NOTE 6– SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through March 21, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

See the accompanying independent accountants' review report.



